Exhibit 99.2

NCI Announces Game-Changing Acquisition Turbocharges Retail Expansion

HONG KONG, May 29, 2024 (GLOBE NEWSWIRE) --  Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”), a one-stop apparel solution services provider, today announced a game-changing acquisition. The company has signed an Asset Purchase Agreement (“APA”) to acquire the intellectual property (“IP) and R&D capabilities of its affiliated company, Neo-Concept (Holdings) Company Limited (“NCH”).

Under the deal, NCI will take full ownership of the highly-valuable “Les100Ciels” and “SIU” brands, including all associated trademarks and trade names. Crucially, this includes the transfer of the R&D teams responsible for these in-demand labels.

“This strategic move turbocharges our retail expansion, especially in the booming Middle East markets,” declared Miss Eva Siu, Chairlady and CEO of NCI. “The current licensing model simply doesn’t give us the control we need. Now, with full IP ownership, we can supercharge our growth plans.”

NCI’s CFO, Mr. Patrick Lau, echoed this sentiment: “Owning these prized assets outright eliminates potential costly royalties and end licensing uncertainties once and for all. It’s a game-changer that will maximize shareholder value as we scale up our retail footprint worldwide.”

The asset transfer is expected to be completed within 6 months, setting the stage for NCI’s next phase of dynamic growth.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-275242), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the licensed brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com